Exhibit 99.1

Qudian Inc. Reports Third Quarter 2017 Unaudited Financial Results

- Conference Call at 8:00 AM ET/9:00 PM Beijing Time Today -

BEIJING, Nov. 13, 2017 (PRNewswire) — Qudian Inc. (“Qudian” or the “Company”) (NYSE: QD), a leading provider of online small consumer credit products in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Operational Highlights:

•	Total amount of transactions[1] reached RMB25.6 billion (US$3.8 billion) during the third quarter of 2017, up 218.8% from the third quarter of 2016.

•	Number of active borrowers[2] reached 7.5 million during the third quarter of 2017, up 174.7% from 2.7 million during the same period of last year.

•	Number of credit drawdowns reached 26.7 million during the third quarter of 2017, up 141.7% from 11.1 million during the same period of last year.

•	Number of transactions processed on average per hour reached 37,682, with 12,102 credit drawdowns and 25,580 repayments per hour on average.

•	Average credit size per transaction was approximately RMB920 (US$139) for cash credit and RMB1,390 (US$209) for merchandize credit for the third quarter of 2017.

•	Average credit term was 2.4 months for cash credit and 8.7 months for merchandize credit for the third quarter of 2017.

•	User approval rate[3] reached 54.5% as of September 30, 2017, up from 36.2% as of September 30, 2016.

•	M1+ Delinquency Rate by Vintage[4] for the first and second quarter of 2017 remained at less than 0.5%, through September 30, 2017.

•	M1+ Delinquency Coverage Ratio[5] was 1.3x, as of September 30, 2017.

Third Quarter 2017 Financial Highlights:

•	Total revenue reached RMB1,451.0 million (US$218.1 million), representing an increase of 308.0% from the third quarter of 2016.

•	Sales commission represented 20.3% of total revenue in third quarter 2017, increased from 5.2% in third quarter of 2016.

•	Net income increased by 321.8% to RMB650.7 million (US$97.8 million) from RMB154.3 million during the same period last year.

•	Adjusted net income increased by 329.9% to RMB663.3 million (US$99.7 million) from RMB154.3 million in the prior year period.

[1]	Transactions are defined as borrowers’ credit drawdowns from the Company’s platform.
[2]	Active borrowers are to borrowers who have drawn down credit in the specified period.
[3]	User approval rate is defined as number of approved user divided by cumulative credit applicants by the end of the period.
[4]	M1+ Delinquency Rate by Vintage is defined as the total balance of outstanding principal of a vintage for which any installment payment is over 30 calendar days past due as of a particular date (adjusted to reflect total amount of recovered past due payments for principal and without taking into account charge-offs), divided by the total initial principal in such vintage.
[5]	M1+ Delinquency Coverage Ratio is defined as the balance of allowance for principal and financing service fee receivables at the end of a period, divided by the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due as of the end of such period.

•	Basic and diluted net income per share was RMB9.07 (US$1.36) and RMB2.20 (US$0.33), respectively, compared with basic and diluted net income per share of RMB1.95 and RMB0.51, respectively, for the third quarter of 2016.

•	Basic and diluted adjusted net income per share was RMB9.24 (US$1.39) and RMB2.24 (US$0.34), respectively, for the third quarter of 2017, compared with basic and diluted adjusted net income per share of RMB1.95 and RMB0.51, respectively, for the third quarter of fiscal 2016.

Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian, said, “We are pleased to report strong quarterly financial results for our very first quarter reporting as a public company. The key to our success has been our strong technology and highly competitive operational efficiency. We continue to experience high demand from our customers and see exceptional growth opportunities, reflecting our leading market share position in online small consumption credit.

“Assisting our users to access credit responsibly while allowing our company to be competitive and drive sustainable growth is the balance we are committed to achieving as we continue to apply our disciplined, yet user friendly collection efforts,” continued Mr. Luo. “As of September 30, 2017, we had approximately 300 employees primarily responsible for collections and they are mainly based in our call center in Jiangxi Province. We remain excited about the future as we continue to develop new data technologies and enhanced service offerings, while operating within the developing regulatory framework to further explore the growing opportunities in the areas of installment credit for our users.”

“We delivered excellent results in the third quarter with year-over-year revenue growth of 308%, as well as net income growth of 322% resulting from strong operational efficiency,” said Mr. Carl Yeung, Chief Financial Officer of Qudian. “With total registered users in the quarter reaching 56.6 million, including 23.6 million users who have been approved for credit, the significant growth in active borrowers to 7.5 million led to strong year-over-year transaction growth. Most notably, sales commissions contributed 20% of total revenue in the third quarter of 2017, up from 5% last year, resulting in an enhanced margin structure.

“During the quarter, we continued to strike a healthy balance between growing revenues and managing credit risk,” continued Mr. Yeung. “The volume of data we are collecting and processing continues to grow in scale and velocity, with over 26 million credit drawdowns facilitated in the quarter, thereby providing us valuable information about the Chinese consumer credit users. In addition, we continue to set industry leading responsible practices to provide credit to the underserved while ensuring data security. We are also proud to reiterate that since April of this year, the all-in annualized interest rate fees charged for all our products have been capped at 36%.”

Third Quarter 2017 Financial Results

Total revenue for the third quarter of 2017 increased by 308.0% to RMB1,451.0 million (US$218.1 million) from RMB355.6 million in the prior year period, primarily due to the increase in financing income as a result of the substantial increase in the number of transactions. Financing income totaled RMB1,053.9 million (US$158.4 million) for the third quarter of 2017, increasing 214.0% from RMB335.7 million for the third quarter of 2016. Sales commission fees increased to RMB294.8 million (US$44.3 million) for the third quarter of 2017, up 1,490.8% from RMB18.5 million for the same period a year ago. The significant year-over-year growth in sales commissions was a result of (i) an increase in merchandise credit utilized by borrowers to purchase merchandise via Qudian’s marketplace due to the expansion of merchandise offered, and (ii) an increase in fee rate for the sales commission charged on merchants.

Total operating cost and expenses. Total operating cost and expenses increased by 358.7% to RMB757.5 million (US$113.8 million) for the third quarter of 2017 from RMB165.1 million for the third quarter of 2016.

Cost of revenues increased by 278.5% to RMB258.9 million (US$38.9 million) for the third quarter of 2017 from RMB68.4 million for the third quarter of 2016, primarily due to higher interest expenses on borrowings because of an increase in funds provided by institutional funding partners as well as an increase in payment processing and settlement fees.

Sales and marketing expenses. Sales and marketing expenses increased by 384.7% to RMB187.9 million (US$28.2 million) for the third quarter of 2017 from RMB38.8 million for the third quarter of 2016. The increase was primarily due to higher borrower engagement fees in the third quarter of 2017, compared with the same period last year.

General and administrative expenses. General and administrative expenses increased by 336.9% to RMB51.1 million (US$7.7 million) for the third quarter of 2017 from RMB11.7 million for the third quarter of 2016. The increase was primarily attributable to the increase in professional service fee expenses, the increase in share-based compensation expenses for general and administrative personnel, and the increase in salaries and benefits paid primarily as a result of increase in the average salary of general and administrative personnel.

Research and development expenses. Research and development expenses increased by 342.6% to RMB52.7 million (US$7.9 million) for the third quarter of 2017 from RMB11.9 million for the third quarter of 2016. The increase was primarily due to an increase in salaries and benefits paid as a result of increase in the number and average salary of research and development personnel to focus on enhancing our data analytics and risk management capabilities, and the increased share-based compensation expense for research and development personnel.

Income from operations. Income from operations for the third quarter of 2017 was RMB695.8 million (US$104.6 million), representing a 259.2% increase from RMB193.7 million during the prior year period.

Income tax expenses. Income tax expense increased by 19.0% to RMB45.9 million (US$6.9 million) in the third quarter of 2017 from RMB38.6 million in the prior year period, primarily due to the increase in taxable income.

Net income. Net income totaled RMB650.7 million (US$97.8 million) for the third quarter of 2017, up 321.8% from RMB154.3 million for the third quarter of 2016. Net income attributable to the Company’s shareholders per diluted share was RMB2.20 (US$0.33), compared with RMB0.51 in the prior year period.

Adjusted net income attributable to the Company’s shareholders, which excludes share-based compensation expenses, increased by 329.9% to RMB663.3 million (US$99.7 million) from RMB154.3 million in the prior year period. Adjusted net income attributable to the Company’s shareholders per diluted share increased to RMB2.24 (US$0.34) from RMB0.51 in the prior year period.

As of September 30, 2017, the Company had cash and cash equivalents of RMB1,483.0 million (US$222.9 million), compared with RMB785.8 million as of December 31, 2016. The Company also had restricted cash of RMB2,041.0 million (US$306.8 million), compared with nil as of December 31, 2016. Restricted cash mainly represents the cash in consolidated trusts which can only be used to fund credit drawdowns or settle these trusts’ obligations. Such restricted cash is not available to fund the general liquidity needs of the Company. As of September 30, 2017, the Company has established more than 30 trusts in collaboration with trust companies.

As of September 30, 2017, the Company had short-term amounts due from related parties of RMB599.7 million (US$90.1 million), compared with short-term amounts due from related parties of RMB585.9 million as of December 31, 2016. Such amounts include RMB596.7 million (US$89.7 million) and RMB404.6 million deposited in our Alipay accounts as of September 30, 2017 and December 31, 2016, respectively. Such amount is unrestricted as to withdrawal and use and readily available to us on demand.

As of September 30, 2017, the total balance of outstanding principal for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB194.6 million (US$29.3 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB247.3 million (US$37.2 million), indicating M1+ Delinquency Coverage Ratio of 1.3x.

The following chart displays the historical lifetime cumulative M1+ Delinquency Rate by Vintage from the second month after credit drawdowns up to the twelfth month after such transactions for all transactions for each of the quarters in 2016 and the first and second quarters in 2017, without taking into account charge-offs:

Net cash provided by operating activities for the third quarter of 2017 was RMB889.4 million (US$133.7 million).

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 13, 2017 (9:00 PM Beijing/Hong Kong time on November 13, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Qudian Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 20, 2017, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10113971

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending, but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com

Use of Non-GAAP Financial Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income help identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6533 to US$1.00, the noon buying rate in effect on September 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

In China:

Investor Relations

Sissi Zhu

Director of Capital Markets

Tel: +86 (10) 5948-5220

E-mail: ir@qudian.com

Media

Binbin Yang

VP, Public Relations

E-mail: pr@qudian.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Nine months ended September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	659,619	2,581,327	387,977
Sales commission fee	46,243	545,980	82,062
Penalty fee	21,387	4,314	648
Loan facilitation income and others	—	152,520	22,924

Total revenues	727,249	3,284,141	493,611

Operating cost and expenses:
Cost of revenue	(156,157)	(575,485)	(86,496)
Sales and marketing	(114,502)	(337,368)	(50,707)
General and administrative	(22,970)	(119,399)	(17,946)
Research and development	(24,993)	(116,149)	(17,457)
Loss of guarantee liability	—	(46,053)	(6,922)
Provision for loan principal, financing service fee receivables and other receivables	(69,051)	(267,383)	(40,188)

Total operating cost and expenses	(387,673)	(1,461,837)	(219,716)
Other operating income	5,698	39,789	5,980

Income from operations	345,274	1,862,093	279,875
Interest and investment income (expense), net	3,935	(1,326)	(199)
Foreign exchange loss	(9,651)	—	—
Other income	20	396	59
Other expense	(326)	(3)	(0)

Net income before income taxes	339,252	1,861,160	279,735
Income tax expenses	(62,529)	(236,793)	(35,590)

Net income	276,723	1,624,367	244,145

Net income attributable to Qudian Inc.’s shareholder	276,723	1,624,367	244,145

Net income per share—basic	3.49	21.61	3.25

Net income per share—diluted	0.92	5.43	0.82

Weighted average shares outstanding—basic	79,305,191	75,169,143	75,169,143

Weighted average shares outstanding—diluted	301,765,777	299,347,048	299,347,048

Total comprehensive income	276,723	1,624,367	244,145

Total comprehensive income attributable to Qudian Inc.’s shareholders	276,723	1,624,367	244,145

	Three months ended September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Financing income	335,655	1,053,902	158,403
Sales commission fee	18,532	294,811	44,311
Penalty fee	1,456	1,478	222
Loan facilitation income and others	—	100,816	15,153

Total revenues	355,644	1,451,007	218,089

Operating cost and expenses:
Cost of revenue	(68,406)	(258,920)	(38,916)
Sales and marketing	(38,756)	(187,863)	(28,236)
General and administrative	(11,704)	(51,132)	(7,685)
Research and development	(11,897)	(52,659)	(7,915)
Loss of guarantee liability	—	(38,527)	(5,791)
Provision for loan principal, financing service fee receivables and other receivables	(34,360)	(168,355)	(25,304)

Total operating cost and expenses	(165,123)	(757,456)	(113,847)
Other operating income	3,167	2,266	341

Income from operations	193,688	695,817	104,583
Interest and investment income, net	(750)	744	112
Other income	10	86	13
Other expense	(45)	(3)	(0)

Net income before income taxes	192,903	696,644	104,708
Income tax expenses	(38,616)	(45,939)	(6,905)

Net income	154,286	650,705	97,803

Net income attributable to Qudian Inc.’s shareholder	154,286	650,705	97,803

Net income per share—basic	1.95	9.07	1.36

Net income per share—diluted	0.51	2.20	0.33

Weighted average shares outstanding—basic	79,305,191	71,777,584	71,777,584

Weighted average shares outstanding—diluted	301,765,777	295,955,489	295,955,489

Total comprehensive income	154,286	650,705	97,803

Total comprehensive income attributable to Qudian Inc.’s shareholders	154,286	650,705	97,803

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	December 31,	September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	785,770	1,483,026	222,901
Restricted cash	—	2,040,979	306,762
Short-term investments	430,200	—	—
Short-term loan principal and financing service fee receivables	4,826,791	10,652,087	1,601,023
Short-term amounts due from related parties	585,906	599,680	90,133
Other current assets	300,277	454,280	68,279

Total current assets	6,928,944	15,230,052	2,289,098

Non-current assets:
Long-term loan principal and financing service fee receivables	87,822	5,096	766
Investment in equity method investee	65,195	58,107	8,734
Property and equipment, net	4,886	3,875	582
Intangible assets	128	4,351	654
Deferred tax assets	17,788	59,732	8,978
Long-term amounts due from related parties	1,000	—	—
Other non-current assets	11,837	5,042	758

Total non-current assets	188,656	136,202	20,471

TOTAL ASSETS	7,117,600	15,366,254	2,309,569

	As of	As of
	December 31,	September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term borrowings and interest payables	4,183,231	8,855,481	1,330,991
Accrued expenses and other current liabilities	215,665	476,633	71,639
Short-term amounts due to related parties	20,473	1,312,844	197,322
Guarantee liabilities	6,208	21,064	3,166
Income tax payable	102,381	262,514	39,456

Total current liabilities	4,527,958	10,928,536	1,642,574

current liabilities:
Long-term borrowings and interest payables	76,052	255,000	38,327

Total non-current liabilities	76,052	255,000	38,327

Total liabilities	4,604,010	11,183,536	1,680,901

Commitments and contingencies

Mezzanine equity
Convertible Preferred Shares
Series A-1	69,915	69,915	10,508
Series A-2	127,713	127,713	19,195
Series B-1	1,028,344	1,028,344	154,562
Series B-2	139,829	139,829	21,017
Series B-3	851,417	851,417	127,969
Series C-1	1,007,869	1,007,869	151,484
Series C-2	520,213	520,213	78,189
Series C-3	357,819	357,819	53,781
Series C-4	289,205	289,205	43,468
Series C-5	1,551,654	1,551,654	233,216

Total mezzanine equity	5,943,978	5,943,978	893,388

Shareholders’ deficit:
Ordinary shares	55	50	7
Additional paid-in capital	80,458	125,220	18,821
Accumulated deficit	(3,510,902)	(1,886,529)	(283,548)

Total shareholders’ deficit	(3,430,389)	(1,761,259)	(264,720)

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT	7,117,599	15,366,254	2,309,569

QUDIAN INC.

Unaudited Reconciliations Of GAAP And Non-GAAP Results

	Nine months ended September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net income attributable to Qudian Inc.’s shareholder	276,723	1,624,367	244,145

Add: Share-based compensation expenses	—	44,762	6,728

Non-GAAP net income attributable to Qudian Inc.’s	276,723	1,669,129	250,873

Net income per share—basic	3.49	22.20	3.34

Net income per share—diluted	0.92	5.58	0.84

Weighted average shares outstanding—basic	79,305,191	71,777,584	71,777,584

Weighted average shares outstanding—diluted	301,765,777	295,955,489	295,955,489

	Three months ended September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net income attributable to Qudian Inc.’s shareholder	154,286	650,705	97,803

Add: Share-based compensation expenses	—	12,585	1,892

Non-GAAP net income attributable to Qudian Inc.’s	154,286	663,290	99,695

Net income per share—basic	1.95	9.24	1.39

Net income per share—diluted	0.51	2.24	0.34

Weighted average shares outstanding—basic	79,305,191	71,777,584	71,777,584

Weighted average shares outstanding—diluted	301,765,777	295,955,489	295,955,489

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net cash provided by operating activities	240,975	2,334,380	350,860

Net cash used in investing activities	(2,025,332)	(1,261,692)	(189,634)

Net cash (used in)/provided by financing activities	1,810,550	(375,432)	(56,428)

Net increase in cash and cash equivalents	26,193	697,256	104,798
Cash and cash equivalents at beginning of the year	210,114	785,770	118,102

Cash and cash equivalents at end of period	236,307	1,483,026	222,900

	Three months ended September 30,
(In thousands except for number of shares and per share data)	2016	2017
	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Net cash provided by operating activities	233,912	889,409	133,679

Net cash (used in)/provided by investing activities	(749,310)	1,042,099	156,629

Net cash (used in)/provided by financing activities	647,798	(1,093,516)	(164,357)

Net increase in cash and cash equivalents	132,400	837,992	125,951
Cash and cash equivalents at beginning of the year	103,907	645,034	96,949

Cash and cash equivalents at end of period	236,307	1,483,026	222,900